Koor Industries Ltd.
                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax:972-3-6238425

                                                        5 June 2002

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The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
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Fax: 02-6513940                    Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (NO. 12/2002)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1.   This morning, the Company has published in the United
     States a press release regarding the following matter:

     o    Reaching an agreement with Bank Leumi to convert
          Koor's short term credit to the bank to a long term credit.

2.   Attached please find the press release.



                                                    Yours Sincerely,


                                                    Shlomo Heller, Adv.
                                                    Legal Counsel



KOOR  INDUSTRIES  LTD. COMPLETES RESCHEDULING OF DEBT

TEL AVIV, Israel - June 05, 2002 - Koor Industries
(NYSE:KOR), a leading Israeli investment holding company, announced today on the signing of an agreement with Bank
Leumi (the "Bank") to reschedule Koor's credit to the Bank into long term loans.

 The agreement extends the original maturity from 2003 to 2006.

Yuval Yanai, Senior Vice President and Chief Financial Officer of Koor said, "This is the final step in the rescheduling process of our long term debt, following completing of the previous rescheduling agreements with Bank Hapoalim and The First International Bank of Israel ("FIBI"). Once the rescheduling of the Bank loans is completed, Koor will have no material principal debt payments before December 2004. The agreements with the three banks stand to give us increased flexibility to take new steps to enhance the value of our portfolio."

              About Koor

Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, and internet infrastructure. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:

Yuval Yanai
Senior Vice  President and CFO
Koor Industries Ltd.
Tel.     +9723    6238 310
Fax.     +9723    6238 313
www.koor.com
------------
Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.